Exhibit 99.1

Regulated information

Robust progress in Q3 2016

  Financial results of the first nine months:
    Group revenues increased by €17.8 M to €65.0 M
    Operating loss reduced by €14.8 M to €48.5 M
    End of third quarter cash €938.8 M
  Progress in R&D:
    Start FINCH Phase 3 program with filgotinib in rheumatoid arthritis (RA)
    Successful completion of regulatory consultations for filgotinib in inflammatory bowel disease (IBD)
    Endoscopic improvements with filgotinib consistent with clinical remission rates in Crohn's disease (CD)
    Improvements in FEV1 with GLPG1837 in cystic fibrosis (CF) patients (S1251N, SAPHIRA 2)
    MorphoSys and Galapagos start first-in-patient dosing of IL-17C antibody MOR106 in atopic dermatitis

Webcast presentation tomorrow 28 October at 14.00 CET/8 AM ET,

www.glpg.com, +32 2 400 6926, code 2352766

Mechelen, Belgium; 27 October 2016, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces significant progress in R&D in the first nine months while reporting financial results in line with management guidance. These unaudited results of the first nine months are further detailed in an online Q3 2016 Report published on the Galapagos website, www.glpg.com.

"This quarter, we are again encouraged by the progress made in our R&D programs. The FINCH Phase 3 program in RA is recruiting. By year end, Gilead is expected to have in total three major late stage clinical programs dosing patients with filgotinib, with more Phase 2 studies targeting other inflammatory diseases expected in 2017. The endoscopy and histopathology data reported from the FITZROY study with filgotinib in Crohn's disease at UEG Week set a high bar for Crohn's clinical research going forward. We are excited about the progress made in our cystic fibrosis program, keeping us on track to potentially have a triple combination therapy in Class II patient studies by mid-year 2017," said Onno van de Stolpe, CEO. "In the background, our research teams continue to discover new targets and molecules, propelling them forward toward patients, as we go for our ambitious goal of delivering three novel target based Proofs-of-Concept in patients every year."

"The financial results for the first nine months of 2016 were fully in line with our expectations, leaving us with a solid cash position of €939 million on 30 September. Our revenues increased by 38% compared to the same period in 2015. We reiterate our cash burn guidance for the full year within the range of €100-120 million, excluding payments from Gilead for filgotinib," said Bart Filius, CFO.

Key figures Q3 Report 2016 (unaudited)

(€ millions, except basic income/loss per share)

	30 September 2016 Group Total	30 September 2015 Group Total
Revenues	65.0	47.2
R&D expenditure	(96.7)	(96.9)
G&A and S&M expenses	(16.8)	(13.6)
Operating loss	(48.5)	(63.3)
Fair value re-measurement of share subscription agreement[1]	57.5
Other net financial result	(0.9)	0.4
Taxes	(0.1)	1.4
Net result	8.1	(61.4)
Basic income/loss (-) per share (€)	0.18	(1.78)
Diluted income/loss (-) per share (€)	0.17	(1.78)
Cash, Cash equivalents and Restricted cash	938.8[3]	374.4[2]

Notes:

1)  reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement, which offsets the negative €30.6 million non-cash adjustment booked in Q4 2015

2)  including €7.9 million of restricted cash

3)  including €8.0 million of restricted cash

Q3 Report 2016

A detailed Q3 Report for 2016 is available at www.glpg.com/financial-reports. Printed versions of the report can be requested via ir@glpg.com.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow (28 October 2016) at 14:00 Central European Time (CET), which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 2352766

USA:	+1 719 325 2213
UK:	+44 20 7026 5967
Netherlands:	+31 20 703 8261
France:	+33 1 76 77 22 57
Belgium:	+32 2 400 6926

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, 2, 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 480 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director Business Development & IR +31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected cash burn during financial year 2016), financial results, timing and/or results of clinical trials, and interaction with regulators. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its 2016 revenues and financial results and 2016 operating expenses may be incorrect (including because one or more of its assumptions underlying its revenue or expense expectations may not be realized), Galapagos' expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.